Exhibit 99. 1

CHINAEDU CORPORATION ANNOUNCES SHAREHOLDERS’ APPROVAL OF MERGER AGREEMENT

BEIJING, China, April 18, 2014 – ChinaEdu Corporation (NASDAQ: CEDU) (the “Company”), a leading online educational services provider in China, today announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to approve the previously announced Agreement and Plan of Merger dated December 31, 2013 (the “Merger Agreement”), by and among the Company, ChinaEdu Holdings Limited (“Holdings”) and ChinaEdu Merger Sub Limited (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Holdings (the “Merger”). Of the Company’s ordinary shares entitled to vote at the extraordinary general meeting, approximately 81.1% of such shares were voted in person or by proxy at today’s meeting. The proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, received approval from (i) approximately 99.3% of the ordinary shares present and voting in person or by proxy as a single class at the extraordinary general meeting, and (ii) approximately 98.0% of the ordinary shares held by shareholders (excluding the shareholders who are members of the buyer consortium that will indirectly own 100% of the Company if the Merger is completed) present and voting in person or by proxy as a single class at the extraordinary general meeting.

The parties expect to complete the Merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If and when completed, the Merger would result in the Company becoming a privately held company and its American depositary shares, each representing three ordinary shares of the Company (“ADSs”), will no longer be listed on the NASDAQ Global Market and the American depositary shares program for the ADSs will terminate.

About ChinaEdu Corporation

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 13 universities, ranging from 15 to 50 years in length. The Company has also entered into technology agreements with 8 universities. Besides, ChinaEdu performs recruiting services for 23 universities through a nationwide learning center network.

Safe Harbor: Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Simon Mei
Chief Financial Officer
ChinaEdu Corporation
Phone: +86 10 8418-7301
E-mail: simon@chinaedu.net